Exhibit 99.1

GOLD STANDARD INTERSECTS THICK, NEAR-SURFACE INTERVALS OF OXIDE GOLD IN THE SOUTHERN PORTION OF DARK STAR

Intercepts include 80.8m of 1.02 g Au/t, 89.9m of 0.77 g Au/t and 51.8m of 0.73 g Au/t

March 4, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported more oxide gold results from 37 reverse-circulation (“RC”) infill and step out holes in the southern portion of the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. With this news release, results have now been reported for 37 of the 67 holes completed in the Dark Star 2019 Phase 1 drilling program.

Eleven infill holes on the east side of the deposit confirm thick zones of oxide mineralization beginning at the current topographic surface with intercepts of 51.8m of 0.73 g Au/t, including 13.7m of 1.58 g Au/t in DR19-37; and 42.7m of 0.50 g Au/t, including 6.1m of 1.15 g Au/t in DR19-46 (refer to Dark Star drill hole plan map at the following link: https://goldstandardv.com/lp/ds-mar04-2019-drillmaps/). Step out drill holes to the south continue to intersect near-surface, oxide mineralization that remains open for further resource expansion.

In the current 2019 Phase 1 program, 3 drill rigs operating at Dark Star have completed 9,500m of drilling in 67 holes. These holes are testing new targets at depth below the current resource model, and lateral resource expansion to the north, west and south of the current Dark Star resource. The 2019 program will also infill the current resource to approximately 30m drill spacings for conversion to measured and indicated classification.

Jonathan Awde, CEO and Director of Gold Standard commented: “The infill component of this program is successfully confirming the outstanding grades and thicknesses of the central and eastern portions of the Dark Star deposit. We expect these results to increase the quality of our resource and to positively impact the conversion of resources to the measured and indicated categories. Step out drilling continues to expand the resource potential to the south and west. Still to come are assays of new drilling to the north of the deposit, the area which we think has the greatest potential for upside. Also, in the northern portion of the deposit, we look forward to testing the emerging sulfide target underneath the oxide mineralization. We are extremely pleased with the potential we are unlocking at Dark Star.”

Key Highlights from the Southern Portion of Dark Star:

  11 infill holes on the east side of the deposit confirm thick zones of oxide mineralization beginning at the current topographic surface. Noteworthy intercepts include: 51.8m of 0.73 g Au/t, including 13.7m of 1.58 g Au/t in DR19-37; 42.7m of 0.50 g Au/t, including 6.1m of 1.15 g Au/t in DR19- 46; and 62.5m of 0.40 g Au/t, including 7.6m of 1.04 g Au/t in DR19-52. These results either confirm or slightly improve upon the current resource block model.

  Four infill holes (DR19-08, -09, -23 and -24), in the core of the southern portion of Dark Star, confirmed higher-grade, near-surface oxide mineralization in the current resource block model.
  Intercepts include 103.7m of 0.59 g Au/t, including 19.8m of 1.32 g Au/t in DR19-08; 89.9m of

  0.77 g Au/t, including 29.0m of 1.53 g Au/t in DR19-23; and 80.8m of 1.02 g Au/t, including 13.7m of 1.35 g Au/t and 15.2m of 1.80 g Au/t in DR19-24.

  On the far south end of the deposit, step out hole DR19-38 intersected 13.7m of 0.95 g Au/t starting at the current topographic surface. This oxide mineralization remains open to the south for further resource expansion.

  On the west side, step out drill holes DR19-05 and DR19-20 extend near-surface oxide mineralization to the west of DC18-18 (15.2m of 0.38 g Au/t, see 9-24-18 news release). This oxide mineralization also remains open for further resource expansion.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR19-02	RC		-90	236.2	No significant assays
DR19-03	RC		-90	137.2	No significant assays
DR19-04	RC		-90	208.8	No significant assays
DR19-05	RC		-90	140.2	0-12.2	12.2	0.37
					48.8-61.0	12.2	0.16
					67.1-88.4	21.3	0.36
DR19-07	RC		-90	45.7	12.2-22.9	10.7	0.26
DR19-08	RC		-90	204.2	64.0-167.7	103.7	0.59
				Including	97.6-105.2	7.6	1.40
				Including	144.8-164.6	19.8	1.32
DR19-09	RC		-90	179.9	35.1-143.3	108.2	0.34
				Including	96.0-100.6	4.6	1.18
					158.6-179.9	21.3	0.56
				Including	176.8-179.9	3.1	1.89
DR19-10	RC	270	-86	144.8	27.4-134.1	106.7	0.39
DR19-16	RC		-90	195.1	94.5-106.7	12.2	0.22
					112.8-115.9	3.1	0.29
					121.9-138.7	16.8	0.27
DR19-17	RC		-90	141.7	65.5-79.2	13.7	0.25
DR19-18	RC		-90	111.3	19.8-56.4	36.6	0.23
DR19-19	RC		-90	198.1	No significant assays
DR19-20	RC		-90	128.0	7.6-36.6	29.0	0.34
DR19-21	RC	90	-72	167.6	6.1-22.9	16.8	0.18
					27.4-88.4	61.0	0.38
					105.2-137.2	32.0	0.35
DR19-22	RC		-90	179.8	18.3-147.9	129.6	0.34
DR19-23	RC		-90	178.3	18.3-108.2	89.9	0.77
				Including	62.5-91.5	29.0	1.53
DR19-24	RC		-90	195.1	21.3-28.9	7.6	0.21
					33.5-114.3	80.8	1.02
				Including	44.2-57.9	13.7	1.35
				Including	99.1-114.3	15.2	1.80
DR19-25	RC	41	-81	140.2	0-85.4	85.4	0.38
DR19-31	RC		-90	179.8	36.6-45.7	9.1	3.35
					77.7-147.8	70.1	0.27
					152.4-169.2	16.8	0.16
DR19-32	RC	90	-83	170.7	47.2-170.7	123.5	0.58
				Including	70.1-77.7	7.6	1.33
				Including	97.6-112.8	15.2	1.08
DR19-33	RC		-90	85.3	No significant assays

DR19-34	RC	90	-60	150.9	56.4-150.9	94.5	0.58
				Including	76.2-86.9	10.7	1.36
				Including	106.7-117.4	10.7	1.04
DR19-36	RC	90	-71	79.2	0-29.0	29.0	0.23
					36.6-67.1	30.5	0.35
DR19-37	RC		-90	57.9	0-51.8	51.8	0.73
Including					21.3-35.0	13.7	1.58
DR19-38	RC		-90	30.5	0-13.7	13.7	0.95
DR19-39	RC	90	-80	121.9	12.2-70.1	57.9	0.93
				Including	32.0-53.3	21.3	1.82
DR19-40	RC		-90	42.7	0-15.2	15.2	0.40
DR19-42	RC		-90	45.7	0-45.7	45.7	0.37
DR19-43	RC		-90	56.4	0-9.1	9.1	0.17
					15.2-21.3	6.1	0.30
DR19-44	RC		-90	54.9	18.2-22.8	4.6	0.22
					35.0-45.7	10.7	0.35
DR19-45	RC		-90	91.4	0-27.4	27.4	0.50
DR19-46	RC		-90	73.2	0-42.7	42.7	0.50
Including					25.9-32.0	6.1	1.15
DR19-47	RC		-90	30.5	No significant assays
DR19-48	RC		-90	33.5	0-21.3	21.3	0.53
DR19-50	RC		-90	85.3	0-44.2	44.2	0.47
Including					27.4-33.5	6.1	1.50
DR19-51	RC	270	-64	125.0	1.5-22.8	21.3	0.55
					29.0-73.2	44.2	0.48
DR19-52	RC		-90	94.5	0-62.5	62.5	0.40
Including					9.1-16.7	7.6	1.04

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “This phase of drilling is the last piece required before moving the bulk of the Dark Star resource to measured and indicated as part of an ongoing technical study with our consultant, M3 Engineering and Technology Corp out of Tucson, Arizona. Gold Standard is working with M3 on a technical report and with additional consultants on other technical and engineering studies.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com